U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

June 29, 2009

FILED VIA EDGAR

Ms. Kimberly Browning
Securities and Exchange Commission
100 “F” Street, N.E.
Washington, DC 20549

RE: Buffalo Funds (811-10303; 333-56018)

Dear Ms. Browning:

Pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), the Trust has submitted Post-Effective Amendment No. 24 to the Trust’s Registration Statement on June 1, 2009 for the purpose of changing the Buffalo USA Global Fund’s name to “Buffalo Growth Fund” (the “Fund”) to make corresponding changes to the Fund’s investment strategy.

Please note that the Staff last provided a full review of the Trust’s registration statement filed as Post-Effective Amendment No. 22 to the Trust’s Registration Statement on April 15, 2008, and the Trust responded to the Staff’s comments in Post-Effective Amendment No.23 filed on July 30, 2008.  Therefore, pursuant to Release No. IC-13768, we would like to request that Post-Effective Amendment No. 24 be afforded limited review covering only those sections of the registration statement related to the change to the Buffalo USA Global Fund’s name and investment strategy as noted above.

Pursuant to Rule 485(a)(2), the Trust anticipates that Post-Effective Amendment No. 24 will be effective sixty (60) days after filing or as soon as possible thereafter.  At or before that time, the Trust will file another Post-Effective Amendment to its Registration Statement under Rule 485(b) of the 1933 Act to be effective not earlier than the effective date of this Registration Statement.  The purpose of that filing will be to update any non-material and financial information and/or file updated exhibits to the Registration Statement.

If you have any questions, concerning the foregoing, please contact the undersigned at
(414) 765-5384.

Sincerely,

/s/ Rachel A. Spearo

Rachel A. Spearo, Esq.
For US Bancorp Fund Services, LLC